UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
SEC FILE NUMBER
CUSIP NUMBER
NOTIFICATION OF LATE FILING
(Check One): ☐ Form 10-K     ☑ Form 20-F     ☐ Form 11-K      ☐ Form 10-Q     ☐ Form N-SAR
For Period Ended: For fiscal year ended December 31, 2005
☐  Transition Report on Form 10-K
☐  Transition Report on Form 20-F
☐  Transition Report on Form 11-K
☐  Transition Report on Form 10-Q
☐  Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION
Genoil Inc.
Full Name of Registrant
Former Name if Applicable
703 – 6 Avenue SW, Suite 510
Address of Principal Executive Office (Street and Number)
Calgary, Alberta, T2P 0T9
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑ (a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☑ (b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☑ (c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
The auditors of Genoil Inc. require more time to complete their U.S. GAAP reconciliation of Genoil Inc.’s financial statements. Further, Genoil Inc.’s former auditor will also need to review any changes made to their past accounting treatment contained in Genoil Inc’s 2005 comparative financial statements, and provide a report on the same.
As a result of this delay, Genoil Inc. is unable to file its Annual Report on Form 20-F within the prescribed time period without unreasonable effort or expense. Genoil Inc. expects to file within the extension period.
PART IV— OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.

David K. Lifschultz	(914)	834-7794
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).     ☑ Yes     ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?     ☐ Yes     ☑ No

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If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Genoil Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2006	By:	/s/ David K. Lifschultz

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